Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minera Andes Inc. have been prepared by, and are the responsibility of the Company’s management.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to financial statement preparation and safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the systems of internal control and security, and approves the scope of the external auditors audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company and thus is considered to be free from any relationship that could interfere with the exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

June 6, 2011

//signed//
Robert R. McEwen
President and Chief Executive Officer

//signed//
Perry Y. Ing
Chief Financial Officer

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(stated in thousands of United States dollars, except per share amounts)

		Year Ended
		December 31,
		2010	December 31,
	Note Ref.	(restated - Note 2a)	2009
Income on investment in Minera Santa Cruz (“MSC”)		$26,134	$10,588
Less amortization of deferred costs		(1,673)	(1,239)
Net income on investment in MSC	5	24,461	9,349
Professional fees		1,875	2,597
General and administrative expenses		3,579	3,484
Expenses before under-noted		5,454	6,081
Foreign exchange gain		(462)	(350)
Interest and other income		(17)	(30)
Interest expense and accretion of debt discount		—	1,144
Project loan interest expense	5	2,514	2,616
Project loan interest income	5	(2,514)	(2,616)
Write-off of mineral properties and deferred exploration costs	4	13	12
Total expenses		4,988	6,857
Net income before taxes		19,473	2,492
Income tax recovery	11	—	(1,623)
Net income and comprehensive income		19,473	4,115
Basic and diluted income per common share	6d	$0.07	$0.02
Weighted average number of shares, basic (thousands)		264,570	236,524
Weighted average number of shares, diluted (thousands)		269,891	237,052

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(stated in thousands of United States dollars)

		As at
		December 31,
		2010	December 31,
	Note Ref.	(restated - Note 2a)	2009
ASSETS
Current:
Cash and cash equivalents		$13,834	$18,872
Receivables and prepaid expenses		354	252
Project loan interest receivable	5	9,121	7,600
Total current assets		23,309	26,724
Project loan interest receivable	5	587	—
Project loan receivable	5	31,850	31,850
Mineral properties and deferred exploration costs	4	32,680	19,255
Investment in Minera Santa Cruz	5	103,954	88,723
Equipment, net		277	19
Total assets		$192,657	$166,571

LIABILITIES
Current:
Accounts payable and accrued liabilities		$3,500	$2,749
Project loan interest payable	5	9,121	7,600
Total current liabilities		12,621	10,349
Project loan interest payable	5	587	—
Project loan payable	5	31,850	31,850
Total liabilities		45,058	42,199

SHAREHOLDERS’ EQUITY
Share capital:	6
Common shares, no par value, unlimited number authorized
Issued December 31, 2010—266,965,121 shares		154,153	149,218
Issued December 31, 2009—262,908,851 shares
Contributed surplus		17,978	19,159
Accumulated deficit		(24,532)	(44,005)
Total shareholders’ equity		147,599	124,372
Total liabilities and shareholders’ equity		$192,657	$166,571

Subsequent events (Note 6c and Note 13)

Commitments and contingencies (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(stated in thousands of United States dollars)

		Common Stock		Contributed	Accumulated
	Note ref.	# Shares	$	Surplus	Deficit	Total
Balance, December 31, 2008		190,158,851	$99,652	$18,021	$(48,118)	$69,555
Private placement		40,000,000	31,951	—	—	31,951
Share issue costs, private placement		—	(385)	—	(2)	(387)
Proceeds from short form prospectus financing		30,705,000	20,995	—	—	20,995
Short form prospectus financing share issue costs		—	(1,158)	(281)	—	(1,439)
Fair value of warrants granted for short form prospectus financing		—	(3,545)	3,545	—	—
Exercise of stock options	6b	2,045,000	1,007	—	—	1,007
Fair value of stock options exercised		—	701	(701)	—	—
Stock-based compensation	6b	—	—	198	—	198
Warrant valuation on expiry of options		—	—	(1,623)	—	(1,623)
Net income for the year		—	—	—	4,115	4,115
Balance, December 31, 2009		262,908,851	$149,218	$19,159	$(44,005)	$124,372
Exercise of stock options	6b	2,245,000	2,191	—	—	2,191
Fair value of stock options exercised		—	1,416	(1,416)	—	—
Stock-based compensation	6b	—	—	260	—	260
Exercise of warrants	6c	1,811,270	1,303	—	—	1,303
Fair value of warrants exercised		—	25	(25)	—	—
Net income for the year (restated - Note 2a)		—	—	—	19,473	19,473
Balance, December 31, 2010		266,965,121	$154,153	$17,978	$(24,532)	$147,599

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in thousands of United States dollars)

		Year Ended
		December 31,
		2010	December 31,
	Note ref.	(restated - Note 2a)	2009
Cash provided by (used in):
Operating Activities:
Net income for the year		$19,473	$4,115
Adjustments to reconcile net income to net cash used in operating activities:
Net income from Investment in MSC	5	(24,461)	(9,349)
Loss on disposal of assets		1	3
Project loan interest expense	5	2,514	2,616
Project loan interest income	5	(2,514)	(2,616)
Accretion of debt discount		—	1,045
Write-off of deferred exploration costs	4	13	12
Depreciation		19	5
Stock-based compensation	6b	260	198
Income tax recovery	11	—	(1,623)
Change in:
Receivables and prepaid expenses		(102)	65
Accounts payable and accrued liabilities		750	(36)
Cash used in operating activities		(4,047)	(5,565)

Investing Activities:
Purchase of equipment		(277)	(5)
Mineral properties and deferred exploration		(13,438)	(2,868)
Changes in due to related party, MSC cash call		—	(11,270)
Investment in Minera Santa Cruz	5	9,230	576
Cash used in investing activities		(4,485)	(13,567)

Financing Activities:
Shares and warrants issued for cash, less issue costs		3,494	52,127
Project loan interest receivable	5	406	—
Project loan interest payable	5	(406)	—
Bank loan interest payable		—	(32)
Repayment of bank loan		—	(17,500)
Cash provided by financing activities		3,494	34,595
(Decrease) increase in cash and cash equivalents		(5,038)	15,463
Cash and cash equivalents, beginning of year		18,872	3,409
Cash and cash equivalents, end of year		$13,834	$18,872

 The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

1.              NATURE OF OPERATIONS

Minera Andes Inc. (“Minera Andes”, “MAI” or the “Company”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Company’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the “San José Mine”); (ii) the Los Azules Copper Project, and (iii) interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina.

The San José Mine is a joint venture between the Company and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine began commercial production in 2008 and is operated by Hochschild.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, including Los Azules, contain reserves that are economically recoverable. The amounts shown on the Company’s balance sheets as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheets for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Company’s ability to continue its exploration and development activities, will depend in part on cash flow from the San José Mine, the Company’s ability to generate material revenues, or ability to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These audited financial statements have been compiled in United States dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) using the following significant accounting policies:

a.   Restatement of Previously Issued Financial Statements

These consolidated financial statements have been restated as at and for the year ended December 31, 2010, to correct an understatement of deferred income tax expense on the income that was reported to the Company by MSC.  The restatement has the effect of decreasing the net investment in MSC as at December 31, 2010 by $11.4 million and decreasing income on investment in MSC for the year ended December 31, 2010 by $11.4 million.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - continued

a.   Restatement of Previously Issued Financial Statements - continued

The impact of this restatement on the consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Balance Sheet as at December 31, 2010
Investment in Minera Santa Cruz	$115,340	$(11,386)	$103,954
Accumulated deficit	$(13,146)	$(11,386)	$(24,532)

Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2010
Net income on investment in Minera Santa Cruz	$35,847	$(11,386)	$24,461
Net income and comprehensive income	$30,859	$(11,386)	$19,473
Basic income per common share	$0.12	$(0.05)	$0.07
Diluted income per common share	$0.11	$(0.04)	$0.07

b.   Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments, including its principal subsidiaries, MASA, Andes Corporacion Minera S.A. (“ACMSA”) and Minera Andes (USA) Inc. (“MUSA”), Las Yaretas S.A. (“LYSA”), as well as other non-significant subsidiaries.  As stated above, MASA holds the Company’s interest in MSC. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

Our investment in MSC, is accounted for by the equity method, whereby the Company records its investment and its share of the earnings and losses of MSC.

c.   Foreign Currency Translation

The statements are reported and calculated in U.S. dollars, which is the currency in which the majority of the Company’s transactions are incurred. Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates foreign currency monetary assets and liabilities at the exchange rates prevailing at the balance sheet date and foreign exchange gains and losses are included in the statement of operations.  Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Canadian dollars are shown as C$.

d.   Cash and Cash Equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

e.   Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the cost of acquisition and exploration are amortized over the life of the property, based on the current production and estimated economic reserves.  Proceeds received from the sale of any interest

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - continued

e.  Mineral Properties and Deferred Exploration Costs - continued

in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.  On an annual basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs.  Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Any asset impairment is calculated and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

On March 27, 2009, the Emerging Issues Committee of the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets, in general. The Company applied this new abstract commencing in the period ended March 31, 2009; however, there was no impact on the financial statements as a result of applying this abstract.

f.   Investments

Investments, over which we exert significant influence, are accounted for using the equity method.  Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by a like amount.  Where there has been a loss in value, that is other than a temporary decline, the carrying value is reduced to estimated net realizable value.

Expenses related to the construction of a mining facility, interest expense on debt, debt discount, and other legal and consulting expenses are capitalized until the mining facility is placed into commercial production.  Once in commercial production, expenses related to the mining facility, interest expense on debt, debt discount and other legal and consulting expenses are expensed as incurred.

g.   Equipment and Depreciation

Equipment is recorded at cost, and depreciation is provided on a declining—balance basis over estimated useful lives.

h.   Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

Future income tax assets and liabilities are calculated using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

i.   Basic and Diluted Income per Common Share

Basic income per share is calculated by dividing net income applicable to common shareholders by the weighted-average number of common shares outstanding for the year. The treasury stock method is used to calculate the dilutive effect of stock options and warrants.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - continued

j.   Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of mineral properties and deferred exploration expenses, investments,  long-lived assets, asset retirement obligations, stock-based compensation, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from management’s best estimates.

k.   Stock-Based Compensation

The Company has a stock option plan as described in Note 6(b). The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility.  The fair value of stock options granted is recognized as a charge to operations on a straight line basis over the applicable vesting period, with an offset to contributed surplus. Where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital. See Note 6(b) for details of assumptions used in the calculations.

Stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the Toronto Stock Exchange (“TSX”) on the date of the agreement to issue shares as determined by the Board of Directors.

l.    Reclamation Obligations

The Company’s exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability for the estimated future cost of reclamation. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.  This policy is directed only at the Company’s properties. The asset retirement obligation related to the investment in MSC is recorded on the financial statements of MSC.

m.    Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.  The value of the share component is credited to share capital and the value of the warrant component is credited to contributed surplus, a separate component of shareholders equity. Upon exercise of the warrants, consideration paid by the warrant holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

2.     SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - continued

n.   Financial Instruments

Effective January 1, 2008, the Company adopted Section 3862, “Financial Instruments — Disclosures”, and Section 3863, “Financial Instruments — Presentation”, of the CICA Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace Section 3861, “Financial Instruments — Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 10.

In June 2009, the CICA amended Handbook Section 3862 — Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments were applicable for the Company’s annual consolidated financial statements for its fiscal year ended December 31, 2009.

On July 1, 2009 the Company adopted amendments to Handbook Section 3855 — Financial Instruments — Recognition and Measurement which provides additional guidance on the classification of embedded derivatives. The adoption of this amendment did not result in a material impact to the Company’s consolidated financial statements.

3.              CHANGES IN ACCOUNTING POLICIES AND PRESENTATION

Recent Accounting Pronouncements

Financial instruments

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011.

Business Combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

3.              CHANGES IN ACCOUNTING POLICIES AND PRESENTATION — continued

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises. As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the company to make certain accounting policy choices and could materially impact the Company’s reported financial position and results of operations.

4.     MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

2010 Costs by Property - for the year ended December 31, 2010

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of year	$15,094	$481	$3,670	$10	$19,255
Assays and analytical	229	—	23	—	252
Engineering and consulting	1,728	—	94	—	1,822
Drilling	5,632	—	490	—	6,122
Geology and geophysics	738	—	269	—	1,007
Site maintenance	1,577	—	68	—	1,645
Project overhead	703	—	108	—	811
Property and mineral rights	1,248	6	44	3	1,301
Wages and benefits	474	—	4	—	478
Write-off of deferred costs	—	—	—	(13)	(13)
Balance, end of year	$27,423	$487	$4,770	$—	$32,680

2009 Costs by Property - for the year ended December 31, 2009

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of year	$13,322	$353	$2,706	$10	$16,391
Assays and analytical	1	20	23	—	44
Engineering and consulting	325	5	28	1	359
Drilling	460	—	348	—	808
Geology and geophysics	392	53	325	3	773
Site maintenance	101	15	75	—	191
Project overhead	282	17	97	—	396
Property and mineral rights	165	11	44	5	225
Wages and benefits	46	7	27	—	80
Write-off of deferred costs	—	—	(3)	(9)	(12)
Balance, end of year	$15,094	$481	$3,670	$10	$19,255

San Juan Projects, Argentina

The San Juan Project comprises four projects, which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

4.   MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS — continued

not waived its rights to retain up to a 3% “mouth of mine” royalty from production.  Annual land holding costs are approximately $0.04 million.

On April 1, 2010, the Company (and certain subsidiaries) filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and its subsidiary, Solitario Argentina S.A. (together “TNR”).  This claim was subsequently consolidated with a related matter between TNR and MIM Argentina Exploraciones S.A. (Xstrata Copper) commenced by TNR against Xstrata in the Supreme Court of British Columbia in 2008. These claims, in part, pertain to a purported 25% back-in right (or in the alternative, damages) by TNR to certain properties comprising the Company’s Los Azules copper project.

Certain of the properties formerly held by Xstrata and transferred to the Company pursuant to the (Los Azules) Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario had the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study.  Xstrata exercised the option pursuant to the Solitario Agreement effective April 23, 2007. The 36-month period expired on April 23, 2010 without a feasibility study having been completed. TNR has also subsequently claimed that Xstrata (and Minera Andes) did not complete the required exploration expenditures pursuant to exercise the option to acquire the properties underlying the Solitario Agreement. TNR, by consequence, claims properties underlying the Solitario Agreement should be returned to TNR.

The Company rejects the alleged right of TNR to back-in to any portion of the Los Azules Copper Project and its assertion that the Solitario Agreement option was not validly exercised. At this time, the Company is not able to estimate the potential financial impact of this claim. However, if resolved adversely to the Company, this litigation could materially adversely affect the value of the Company’s interest in the Los Azules Project and its ability to develop the Los Azules Project.

Santa Cruz Projects, Argentina

The Company currently controls 17 (2009 — 3) cateos and 45 (2009 — 37) manifestations of discovery in the Santa Cruz province. The Company has been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Annual land holding costs are approximately $0.02 million.

5.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

The Company’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001, as amended, between the Company, MASA and Hochschild (the “OJVA”).  Under the OJVA the Company is entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants the Company a “veto” in respect of certain matters regarding the affairs of MSC and the operation of the San José Mine.  In addition the OJVA grants the Company certain approval rights with respect to new project capital expenditures and exploration.

The development and the subsequent commencement of construction of the San José Mine under the OJVA was financed by the Company and Hochschild under successive loan agreements (“Shareholder Loan Agreements”).  The construction of the San José Mine as a 750 tonnes per day facility and the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

5.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

subsequent expansion to a 1,500 tonnes per day facility was financed by the Company and Hochschild under successive project finance letter and loan agreements (“Project Loan Letter Agreement” and “Project Finance Loan Agreement” respectively).

A summary of the amounts owed by MSC under the OJVA financing agreements are as follows (in thousands of US dollars):

	Payable to, as at
	December 31, 2010		December 31, 2009
	MAI	Hochschild	MAI	Hochschild
Project finance loan agreement
Principal	$31,850	$33,150	$31,850	$33,150
Interest	9,708	—	7,600	8,067
Shareholder loan agreement
Principal	24,213	25,239	24,213	25,239
Interest	5,021	5,428	11,906	12,593
Total payable by MSC	$70,792	$63,817	$75,569	$79,049

a)  Project Finance Loan Agreement

Definitive project finance loan documentation (the “Project Finance Loan Agreement”) was completed September 17, 2010 between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Prior to this date, project financing for the San José Mine was governed by an agreement dated June 29, 2007, as amended, (the “Project Loan Letter Agreement”) between the Company, MSC and by assignment, the Hochschild Lender.

Pursuant to the Project Finance Loan Agreement, which reflects earlier documentation, the Hochschild Lender and the Company agreed to provide MSC with a permanent secured project loan (the “Project Loan”) in the aggregate amount of $65 million.  The Project Finance Loan Agreement was structured as loans to MSC by the Company and the Hochschild Lender in amounts proportionate to their shareholdings in MSC.

The Project Finance Loan Agreement affirms the concepts of the Project Loan Letter Agreement, which provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”) on the same terms as the preceding loan by the Hochschild Lender to the Company.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The amounts owed under the Project Finance Loan Agreement by the Company to the Hochschild Lender are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Company, the Company has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC.

The amounts advanced under the Project Finance Loan Agreement bear a fixed interest rate of 7.00%.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

5.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

As at December 31, 2010, and December 31, 2009, the entire Project Loan ($65 million), had been advanced and the Company’s 49% share of the Project Loan was $31.85 million.  Therefore, the Company recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts on our balance sheet. The project loan receivable/payable was advanced to MSC by the Hochschild Lender on the Company’s behalf. The project loan receivable/payable and related interest income/expense will be paid to the Hochschild Lender by MSC on the Company’s behalf.  During 2010 MSC repaid $0.4 million to the Hochschild Lender as per the terms of this agreement.  The accrued interest outstanding as at December 31, 2010 and December 31, 2009 was, respectively, $9.7 million and $7.6 million.

b)  Shareholder Loan Agreement

Financing for the initial development of the San José Mine was provided pursuant to a loan agreement dated September 10, 2004, as amended, (the “Shareholder Loan Agreement”) and was structured as loans to MSC by the Company and Hochschild in amounts proportionate to their shareholdings in MSC.  The amounts advanced under the Shareholder Loan Agreements are subordinated to those advanced under the Project Finance Loan Agreements and form part of our investment in MSC.

The amounts advanced under the Shareholder Loan Agreement bear a fixed interest rate of 7.00%.

As at December 31, 2010, and December 31, 2009, the Shareholder Loan Agreement receivable was $24.2 million and the corresponding interest receivable was $5.0 million and $11.9 million respectively.  These amounts were recorded within the carrying value of the investment in MSC on the Company’s balance sheet with $2.8 million and nil due within 12 months, respectively.  During the year ended December 31, 2010 we received scheduled repayments of $5.7 million and a prepayment of $3.5 million, for a total of $9.2 million (2009 - $nil), relating to accrued interest outstanding.

c)  Investment in MSC

The Company’s share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and includes 49% of MSC’s net income of $44.9 million for the year ended December 31, 2010, and net income of $13.5 million for the year ended December 31, 2009.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

5.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The movement in our investment in MSC is comprised of the following:

	As at
	December 31,
	2010	December 31,
	(restated - Note 2a)	2009

Investment in MSC, beginning of year January 1:	$88,723	$80,344
Income from equity investment	21,980	6,621
Amortization of pre 2008 capitalized interest income on loans to MSC	1,858	1,321
Interest expensed by MSC and included in equity method pickup, net of income taxes	2,296	2,646
Income on Investment in MSC	26,134	10,588
Less:
Amortization of deferred costs	(1,673)	(1,239)
Repayment of Loan Interest	(9,230)	—
Advances returned during the period	—	(576)
Derecognition of deferred costs	—	(394)
Investment in MSC, end of year	$103,954	$88,723

	Year ended
	December 31,
	2010	December 31,
	(restated - Note 2a)	2009
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$220,825	$147,103
Net income - MSC 100%	44,858	13,512
Minera Andes Inc. portion - 49%	21,980	6,621
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	1,858	1,321
Interest expensed by MSC and included in equity method pickup, net of income taxes	2,296	2,646

Income on investment in MSC	26,134	10,588
Less: amortization of deferred costs	(1,673)	(1,239)
Net income on investment in MSC	$24,461	$9,349

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

6.    SHARE CAPITAL

a.   Authorized

Authorized share capital consists of unlimited common shares, without par value, and unlimited number of preferred shares, without par value.

	Number of	Amount
	shares	($000)
Outstanding at January 1, 2009	190,158,851	$99,652
Private placement	40,000,000	31,951
Share issue costs, private placement	—	(386)
Proceeds from short form prospectus financing	30,705,000	20,995
Short form prospectus financing share issue costs	—	(1,158)
Fair value of warrants granted for short term prospectus financing		(3,545)
Exercise of stock options	2,045,000	1,007
Transfer of contributed surplus to share capital for stock options exercised	—	701
Outstanding as at December 31, 2009	262,908,851	149,217
Exercise of stock options	2,245,000	2,191
Fair value of stock options exercised		1,417
Exercise of warrants	1,811,270	1,303
Fair value of warrants exercised	—	25
Outstanding as at December 31, 2010	266,965,121	$154,153

b.   Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Company’s issued and outstanding common shares up to a maximum of 18,940,243 (2009 — 18,940,243) shares. Under the Plan, no participant may be granted an option to purchase shares which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Company’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or three (3) months after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

Stock options granted to a director, officer, employee, or consultant are exercisable for either a five or ten year period. Incentive stock options granted either vest immediately or 33 1/3% at each twelve (12) month interval following the date of grant, or 25% at each six (6) month interval following the date of grant.

As at December 31, 2010, 5,307,243 (December 31, 2009 — 5,044,243) options were available for grant under the Plan.  In connection with the vesting of certain non-employees, employees and directors stock options, the Company recorded stock option compensation for the year ended December 31, 2010, of $0.3

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

6.    SHARE CAPITAL — continued

b.   Stock Options — continued

million (2009 - $0.2 million).

A summary of the status of the Plan as of December 31, 2010, and December 31, 2009, and changes during the years ended is as follows:

	Year ended
	December 31, 2010			December 31, 2009
		Weighted Avg.			Weighted Avg.
	Options	Exercise Price		Options	Exercise Price
Outstanding at beginning of year	7,835,000	C$	1.27	10,985,000	C$	1.15
Granted	1,242,000	1.03		620,000	0.69
Exercised	(2,245,000)	0.99		(2,045,000)	0.55
Cancelled/Forfeited	(940,000)	1.36		(625,000)	1.31
Expired	(590,000)	1.49		(1,100,000)	1.11
Outstanding at end of period	5,302,000	C$	1.29	7,835,000	C$	1.27
Exercisable at end of year	3,658,334	C$	1.44	6,990,000	C$	1.33

	Year ended
	December 31, 2010		December 31, 2009
Weighted average fair value of options granted during the year	C$	0.56	C$	0.42

The weighted average remaining contractual life of outstanding options is 2.19 years at December 31, 2010 (December 31, 2009 — 2.15 years).

At December 31, 2010, options were held by directors, officers, employees and non-employees as follows:

Number of	Exercise
Options	Price		Expiry Date
2,710,000	C$	1.51	December 27, 2011
250,000	C$	1.73	September 4, 2012
335,000	C$	1.36	May 23, 2013
300,000	C$	0.81	September 11, 2013
200,000	C$	0.73	March 1, 2014
200,000	C$	0.67	March 13, 2014
90,000	C$	0.66	September 30, 2014
1,117,000	C$	1.02	May 13, 2015	(1)
100,000	C$	1.13	May 13, 2015	(2)
5,302,000

(1)         On May 13, 2010, 1,142,000 stock options were granted at an exercise price of C$1.02, of which 372,333 will vest every 12 months from the May 13, 2010, grant date to May 13, 2013.

(2)         On May 13, 2010, 100,000 stock options were granted at an exercise price of C$1.13, of which 33,333 will vest every 12 months from the May 13, 2010, grant date to May 13, 2013.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

6.    SHARE CAPITAL — continued

c.   Warrants

A summary of the status of the outstanding warrants as at December 31, 2010, and December 31, 2009, and changes during the years ended on those dates is as follows:

	Year ended
	December 31, 2010			December 31, 2009
		Weighted			Weighted
		Avg. Exercise			Avg. Exercise
	Warrants	Price		Warrants	Price
Outstanding and exercisable at beginning of year	17,055,273	C$	1.20	21,039,665	C$	1.91
Issued	—	—		15,352,500	1.25
Expired	(3)	—		(19,336,892)	2.10
Exercised	(1,811,270)	0.73		—	—
Outstanding and exercisable at end of period	15,244,000	C$	1.25	17,055,273	C$	1.20

At December 31, 2010, there were 15,244,000 warrants held for the purchase of the Company’s common shares with an exercise price of C$1.25 and an expiry date of January 31, 2011.

On December 29, 2010, the Company issued a notice of the accelerated expiry of all outstanding warrants which were issued pursuant to a “bought deal” underwritten financing completed in August 2009.  Each warrant was exercisable to purchase one common share of the Company at a price of C$1.25 per common share until August 19, 2014.  Pursuant to the terms of the warrant indenture governing the warrants, the expiry of the warrants was accelerated to January 31, 2011 as the volume weighted average trading price of the underlying common shares listed on the TSX was greater than C$2.50 for 20 consecutive trading days.

As of January 31, 2011, 15,213,733 of the remaining outstanding warrants from December 31, 2010 had been exercised and the remaining unexercised 30,267 warrants were cancelled and thereafter were of no force or effect.

d.  Basic and Diluted Income per Common Share

Basic income per share is calculated by dividing net income applicable to common shareholders by the weighted-average number of common shares outstanding for the period.

For the year ended December 31, 2010, potentially dilutive common shares relating to options and warrants outstanding totaling 1,389,500 and 3,931,520, respectively, were included in the computation of earnings per share. 250,000 options were not included in the computation because their effect was anti-dilutive.

For the year ended December 31, 2009, potentially dilutive common shares relating to options and warrants outstanding totaling 527,814 and nil, respectively, were included in the computation of earnings per share. A total of 28,652,234 options and warrants were not included in the computation because their effect was anti-dilutive.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

6.  SHARE CAPITAL — continued

d.  Basic and Diluted Income per Common Share - continued

	Year Ended
	December 31,
	2010	December 31,
	(restated - Note 2a)	2009
	(In thousands except per share amounts)
Net income available to shareholders	$19,473	$4,115

Weighted average shares outstanding
Basic	264,570	236,524
Effect of dilutive stock options	1,389	528
Effect of dilutive warrants	3,932	—
Diluted	269,891	237,052
Stock options excluded from dilution	250	6,778
Warrants excluded from dilution	—	21,874

Net income per share
Basic	$0.07	$0.02
Diluted	$0.07	$0.02

7.  COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, MSC signed agreements with third party providers relating to the operation of the San José Mine.  Our 49% portion of these commitments is approximately $6.9 million.

8.  RELATED PARTY TRANSACTIONS

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. McEwen, the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management service fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis. During the year ended December 31, 2010 the Company paid $153,329 to 208 while the Company paid $50,252 in 2009.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as senior management with other mining companies, Mr. McEwen must travel extensively and frequently on short notice.

The Company is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

8.     RELATED PARTY TRANSACTIONS — continued

Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.  During the year ended December 31, 2010, the Company incurred costs of $120,791 related to business use of Lexam L.P.’s private aircraft.

MSC is also a related party of the Company.  The Company owns 49% of MSC.  See note 5.

9.     CAPITAL DISCLOSURES

The Company defines capital that it manages as its shareholders equity. At December 31, 2010, total managed capital was $147.6 million (2009 - $124.4 million). Minera Andes’ objectives when managing capital are to:

a)              safeguard its ability to continue as a going concern;

b)             have sufficient capital to develop its mining projects and take them into production; and

c)              meet external capital requirements on its credit facilities, when required.

The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage with the exception of the San José Mine, which is in production; as such the Company is dependent on external equity financing to fund its activities.  In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010, and the year ended December 31, 2009.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

10.  FINANCIAL INSTRUMENTS

During the year ended December 31, 2010, and the year ended December 31, 2009, the Company used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

10.       FINANCIAL INSTRUMENTS - continued

follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

The Company has classified its cash and cash equivalents as held-for-trading.  Receivables and Project Loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, Project Loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Company’s financial assets and liabilities as at December 31, 2010, and December 31, 2009, is summarized as follows:

	December 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$13,834	$13,834	$18,872	$18,872
Loans and receivables	$41,644	$41,644	$39,500	$39,500
Other liabilities	$44,998	$44,998	$42,064	$42,064

The fair value of receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable, approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates amortized cost as the interest rates reflect estimated market rates.

RISK MANAGEMENT

Foreign currency exchange risk

The Company is exposed to foreign currency risk on fluctuations in its Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2010, was equal to $5.7 million.  As a result, every percentage change in the US/Canada exchange rate will affect its income by approximately $0.06 million, on a per annum basis.  As at December 31, 2010, the Company also had cash, accounts payable, and accrued liabilities denominated in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  As at December 31, 2010, the Company had an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan Payable bears fixed interest at a rate of 7.0% as of the definitive agreement date of the loan.  As the terms on the Project Loan Receivable are the same as the terms of the Project Loan Payable there is no interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

10.  FINANCIAL INSTRUMENTS - continued

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Company.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present market price of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to a loss arising from the Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Company has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk and fair value hierarchy

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2010, the Company’s accounts payables and accrued liabilities were approximately $3.5 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company may also rely on equity, third-party and related party financings to manage its liquidity and the settlement of liabilities.  The Company has not used any derivative or other financial instruments to mitigate this risk.

The following table illustrates the classification of the Company’s financial instruments carried at fair value within the fair value hierarchy as at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,834	$—	$—	$13,834

Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Company has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Company’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Company will reconsider the relative merits of entering into commodity price hedges.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

11.  INCOME TAXES

The tax effects of the temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	Year ended,
	December 31,	December 31,
	2010	2009
Net operating losses	$5,565	$3,426
Capital losses	563	918
Equipment	3	4
Undeducted financing costs	485	719
Deferred exploration costs	(395)	(376)
Investment in Minera Santa Cruz	—	(2,176)
Deferred interest	127	—
Undeducted interest expense	3,226	2,366
Valuation allowance	(9,574)	(4,881)
Future tax assets (liabilities)	$—	$—

The provision for income taxes differs from the amount established using the statutory income tax rate of 31.00% (2009 — 33.00%) as follows:

	As at
	December 31,	December 31,
	2010	2009
Income benefit at Canadian statutory rate	$6,034	$822
Foreign income taxes at other than Canadian statutory rate	555	(275)
Non-deductible equity pickup	—	1
Permanent difference	(1,414)	(641)
Non-deductible stock option compensation	80	65
Effect of statutory tax rate change	(11)	(571)
Effect of tax rate on Minera Santa Cruz current earnings	(7,937)	—
Change in valuation allowance	4,693	(1,103)
Expiry of tax losses and others	(2,334)	2,819
Unrealized foreign exchange differential	—	(1,747)
Foreign exchange losses (gains) on revaluation of future income tax balances	45	(182)
Other	289	(811)
Future income tax recovery	$—	$(1,623)

The Company’s future tax assets include approximately $0.4 million (2009: $0.7 million) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The valuation allowance as at December 31, 2010 was increased by $4.7 million (December 31, 2009 - decreased by $1.1 million).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

11.  INCOME TAXES - continued

As at December 31, 2010, the Company has estimated net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates

Argentina	$13,543	2013 - 2015

Canada	$3,294	2011 - 2029

Within Canada the Company also has a capital loss of approximately $2.2 million which can be carried forward indefinitely.

12.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they apply to these financial statements are summarized as follows:

a.               Mineral Properties and Deferred Exploration Costs

The U.S. Securities and Exchange Commission staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. The Company’s investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (EIA) until the first quarter of 2006. Therefore, the Company presented the effect of expensing all deferred exploration costs through December 31, 2005 as a reconciling item between U.S. and Canadian GAAP. As of January 1, 2006 the only difference relates to the amortization of deferred exploration costs.

b.     Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under U.S. GAAP, as required by ASC 815-40 for fiscal years beginning after December 15, 2008, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded in the statement of operations.

The Company had 15,244,000 warrants outstanding as at December 31, 2010.  Accordingly, under U.S. GAAP, this amount was recorded as a liability.  At December 31, 2010 the fair value of the warrants outstanding was recalculated resulting in a liability of $25.3 million (2009 - $5.7 million) with the change in fair value of $20.3 million (2009 - $5.4 million) recorded in the statement of operations.

Under U.S. GAAP, as required by FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”), a fair value level needs to be assigned to financial instruments measured at fair value.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

12.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

b.     Warrants — continued

The different fair value hierarchy levels have been defined as follows:

•                  Fair value level 1: determined using quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Fair value level 2: determined using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•                  Fair value level 3: determined using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The share purchase warrants are classified as Fair Value level 2.

The Company uses the Black Scholes option pricing model to calculate the fair value of the warrants. The assumptions used to value the warrants outstanding as at December 31, 2010 were as follows:

Volatility:	81%
Risk-free interest rate:	1.7%
Expected life:	0.08 years
Dividend rate:	0%

The assumptions used to value the warrants from the 2009 issuance and outstanding as at December 31, 2009 were as follows:

Volatility:	67%
Risk-free interest rate:	2.5%
Expected life:	4.64 years
Dividend rate:	0%

c.     Income taxes related to the above adjustments:

The income tax adjustment reflects the impact on income taxes on the U.S. GAAP adjustments described above.  Accounting for income taxes under Canadian GAAP and U.S. GAAP is similar, except that income tax rates of enacted of substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under U.S. GAAP.  There were no material income tax differences on the above adjustments.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

12.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

d.     New Accounting Pronouncements

(i) Accounting Policies Implemented

In April 2009, the FASB issued FASB Staff Position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”).  FSP 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased.  FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2009, the FASB issued ASC Topic 105, “Generally Accepted Accounting Principles” (“ASC 105”).  ASC 105 makes the FASB Accounting Standards Codification the single source of authoritative U.S. accounting and reporting standards, but it does not change accounting principles generally accepted in the United States of America.  ASC 105 was effective for interim and annual periods ending after September 15, 2009. Adoption of ASC 105 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events” (“ASC 855”).  ASC 855 establishes principles and requirements for events that occur after the balance sheet date, but before the issuance of the financial statements.  ASC 855 requires disclosure of the date through which subsequent events have been evaluated and disclosure of certain non-recognized subsequent events. On February 24, 2010, the FASB issued Accounting Standards Update (ASU) 2010-09 to amend ASC 855. As a result, entities are no longer required to disclose the date through which management evaluated subsequent events in the financial statements. As a result, the Company’s considerations with respect to evaluating subsequent events are to be consistent with those before the issuance of the subsequent events accounting guidance. ASC 855 is effective for interim and annual periods ending after June 15, 2009.  Adoption of ASC 855 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2009, the FASB issued FASB Statement No. 166, “Accounting for Transfer of Financial Assets — an amendment of FAS 140” (“FAS 166”) which seeks to enhance the information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. FAS 166 was formally included into the FASB codification in December 2009, under ASC 860, “Transfers and Servicing.”  The amendment is effective as of the first fiscal year beginning after November 15, 2009. Adoption of FAS 166 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In June 2009, the FASB issued ASU 2009-17. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167,

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

12.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

d.     New Accounting Pronouncements - continued

Amendments to FASB Interpretation No. 46(R).The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The standard is effective for the years beginning after November 15, 2009 and for interim periods within those fiscal years. Adoption of ASU 2009-17 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

(ii) Future Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update No. 2010-12 which amends topic 718 “Compensation—Stock Compensation”. The amendment addresses the classification of employee share-based payments awards with an exercise price denominated in the currency of a market in which the underlying equity security trades, stating that a share-based award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s shares trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity. This new provision is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The Company does not believe that adoption of this guidance will have a material impact to its financial statements.

In September 2009, the FASB issued authoritative guidance regarding multiple-deliverable revenue arrangements. This guidance addresses how to separate deliverables and how to measure and allocate consideration to one or more units of accounting. Specifically, the guidance requires that consideration be allocated among multiple deliverables based on relative selling prices. The guidance establishes a selling price hierarchy of (1) vendor-specific objective evidence, (2) third-party evidence and (3) estimated selling price. This guidance is effective for annual periods beginning after June 15, 2010 but may be early adopted as of the beginning of an annual period. The Company does not believe that adoption of this guidance will have a material impact to its financial statements.

e.     Restatement of Previously Issued Financial Statements

These consolidated financial statements per U.S. GAAP have been restated as at and for the year ended December 31, 2010, to correct an understatement of deferred tax expense on the income that is reported to the Company by MSC.  The restatement has the effect of decreasing total assets as at December 31, 2010 by $2.7 million and increasing net loss for year ended December 31, 2010 by $2.7 million.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

12.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES — continued

e.     Restatement of Previously Issued Financial Statements — continued

The impact of this restatement on the consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Balance Sheet as at December 31, 2010
Total assets, per U.S. GAAP	$144,026	$(2,739)	$141,287
Shareholders’ equity, end of year, per U.S. GAAP	$73,680	$(2,739)	$70,941

Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2010
Net loss for the period, per U.S. GAAP	$(285)	$(2,739)	$(3,024)
Basic loss per common share, per U.S. GAAP	$(0.00)	$(0.01)	$(0.01)

f.                 Impact on Consolidated Financial Statements

The impact of items (a) to (e) on the consolidated financial statements is as follows:

	As at
	December 31,
	2010	December 31,
	(restated - Note 12e)	2009
Shareholders’ equity, end of year, per Canadian GAAP	$147,599	$124,372
Adjustment for classification of warrants as liability	(25,672)	(5,390)
Adjustment to contributed surplus at transition period for warrants	(9,578)	(9,578)
Adjustment to retained earnings at transition period for warrants	9,312	9,312
Adjustment to contributed surplus for warrants exercised	(25)	—
Adjustment to common stock for warrants exercised	675	—
Adjustment for mineral properties and deferred exploration costs	(32,680)	(19,255)
Adjustment for mineral property and deferred exploration cost portion of investment	(18,690)	(29,900)
Shareholders’ equity, end of year, per U.S. GAAP	$70,941	$69,561

	Year Ended
	December 31,
	2010	December 31,
	(restated - Note 12e)	2009
Net income (loss) for the period, per Canadian GAAP	$19,473	$4,115
Adjustment for loss from warrants	(20,283)	(5,390)
Adjustment for deferred exploration costs, net	(13,425)	(2,865)
Adjustment for investment	11,211	1,038
Net loss for the period, per U.S. GAAP	$(3,024)	$(3,102)
Basic and diluted net loss per common share, per U.S. GAAP	$(0.01)	$(0.01)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

e.               Impact on Consolidated Financial Statements — continued

	As at
	December 31,
	2010	December 31,
	(restated - Note 12e)	2009
Total liabilities, per Canadian GAAP	$45,058	$42,199
Adjustment for classification of warrants as liability	25,288	5,655
Total liabilities, per U.S. GAAP	$70,346	$47,854

	As at
	December 31,
	2010	December 31,
	(restated - Note 12e)	2009
Total assets, per Canadian GAAP	$192,657	$166,571
Adjustment for mineral properties and deferred exploration costs	(32,680)	(19,255)
Adjustment for mineral property and deferred exploration cost portion of investment	(18,690)	(29,901)
Total assets, per U.S. GAAP	$141,287	$117,415

	Year Ended
	December 31,
	2010	December 31,
	(restated - Note 12e)	2009
Cash flows used in operating activities under Canadian GAAP	$(4,047)	$(5,565)
Adjustment related to investment	11,211	1,038
Adjustment related to mineral properties	(13,438)	(2,868)
Cash flows used in operating activities under U.S. GAAP	$(6,274)	$(7,395)

Cash flows used in investing activities under Canadian GAAP	$(4,485)	$(13,567)
Adjustment related to investment	(11,211)	(1,038)
Adjustment related to mineral properties	13,438	2,868
Cash flows used in investing activities under U.S. GAAP	$(2,258)	$(11,737)

13.  SUBSEQUENT EVENT

On March 17, 2010, the Company announced its intention to spin out its Los Azules copper project into a new publicly traded company.  The spin-out will be carried out pursuant to a statutory plan of arrangement in the Province of Alberta (the “Arrangement”).  Under the proposed terms of the Arrangement, the shareholders of Minera Andes will retain their common shares in Minera Andes and will be entitled to receive one common share of the new company for every share of Minera Andes held on the record date for the Arrangement.  Additional prospective copper exploration assets currently owned by Minera Andes will also be included with the Los Azules Copper Project in the Arrangement.

The completion of the Arrangement will be subject, among other things, to Toronto Stock Exchange, Court and shareholder approval, as well as a favourable tax ruling from the Canada Revenue Agency.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(stated in thousands of United States dollars, unless otherwise stated)

13.  SUBSEQUENT EVENT - continued

Further details regarding the Arrangement will be set out in an Information Circular that will be sent to shareholders in advance of the extraordinary shareholders meeting, anticipated to be held in late June 2011 to seek approval for the Arrangement and related matters.

14.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.